# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Group 1 Automotive, Inc., CIK 0001031203
CUSIP: 398905109
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 730 Town and Country Blvd, Suite 500, Houston, Texas (TX), 77024
Date of event which requires filing of this statement: 08/13/2026
Filed by CIK 0001773994
Persons authorized to receive notices and communications: Gregory Alexander, 45 Rockefeller Plaza, 34th Floor, New York, New York (NY), 10111, (212) 832-5280

## Reporting persons
- Conifer Management, L.L.C. (CIK 0001773994): type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 1,157,100; shared voting power 0; sole dispositive power 1,157,100; shared dispositive power 0; aggregate amount beneficially owned 1,157,100 (9.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.01 per share
Name of issuer: Group 1 Automotive, Inc.
Address of issuer's principal executive offices: 730 Town and Country Blvd, Suite 500, Houston, Texas (TX), 77024

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Conifer Management, L.L.C., a Delaware limited liability company ("Conifer" or the "Reporting Person"). Gregory Alexander, a citizen of the United States, is the managing member of the Reporting Person.
Residence or business address: The principal business address of the Reporting Person and Mr. Alexander is 45 Rockefeller Plaza, 34th Floor, New York, NY 10111.
Present principal occupation or employment: The principal business of the Reporting Person is to provide investment advisory services on a discretionary basis to private funds intended for sophisticated individual investors and institutional investors. The principal occupation of Mr. Alexander is to serve as managing member of the Reporting Person.
Criminal convictions in the last five years: During the last five years, neither the Reporting Person nor Mr. Alexander has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Person nor Mr. Alexander has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The response to Item 2(a) of this Schedule 13D is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The funds used for the purchase of the shares of common stock (the "Common Stock") of Group 1 Automotive, Inc. (the "Issuer") reported herein by the Reporting Person were derived from the general working capital of various commingled investment vehicles managed by the Reporting Person that directly hold the shares of Common Stock reported herein. Such funds may have included margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein. A total of approximately $298,944,118 was paid to acquire the shares of Common Stock reported herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person initially reported its beneficial ownership of greater-than-5% of the shares of Common Stock on Schedule 13G, most recently amended on August 13, 2026. The Reporting Person has been a supportive long term investor in the Issuer and has recently engaged in amicable discussions with the Issuer, including with respect to the possibility of the Issuer extending an offer to Benjamin Hart, an employee of one of the Reporting Person's affiliates, to join the Issuer's board of directors (the "Board"). Accordingly, the Reporting Person is switching to reporting its greater-than-5% beneficial ownership of the shares of Common Stock on Schedule 13D.

The Reporting Person acquired the shares of Common Stock for investment purposes, and such purchases have been made in the Reporting Person's ordinary course of business. The Reporting Person reviews its investment in the Issuer on an ongoing basis and, in the course of its review, may take actions, directly or indirectly through an affiliate, with respect to its investment in the Issuer, including communicating with the Board, members of management or other security-holders of the Issuer, or other third parties from time to time regarding, among other things, opportunities to increase shareholder value, Issuer operations, governance, and control, and other matters related to the Issuer.

The Reporting Person believes that the Issuer represents an attractive investment opportunity and may, in connection with its periodic review of its investment in the Issuer and further depending on market conditions and other factors: (i) purchase additional shares of Common Stock, options or other derivative securities related to the shares of Common Stock in the open market, in privately negotiated transactions, or otherwise; (ii) sell all or a portion of the shares of Common Stock, options or other derivative securities related to the shares of Common Stock now beneficially owned or hereafter acquired by the Reporting Person; or (iii) take any other action referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Any action that the Reporting Person or its affiliates may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the shares of Common Stock or other securities or financial instruments, the Reporting Person's or its affiliates' trading and investment strategies, subsequent developments affecting the Issuer, the Issuer's business and the Issuer's prospects, other investment and business opportunities available to the Reporting Person and its affiliates, general industry and economic conditions, the securities markets in general, tax considerations, and other factors deemed relevant by the Reporting Person and its affiliates.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Person may be deemed to beneficially own 1,157,100 shares of Common Stock, or approximately 9.7% of the shares of Common Stock outstanding. The percentage reported herein is based on 11,922,225 shares of Common Stock outstanding as of July 24, 2026, as reported in the Form 10-Q the Issuer filed on July 30, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, the 1,157,100 shares of Common Stock reported herein.
Transactions in the class effected during the past sixty days: Except for the transactions listed in Exhibit 99.1 hereto, each of which was effected in the open market through a broker, the Reporting Person has not engaged in any transactions with respect to the Common Stock during the 60 days prior to the date of filing of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as otherwise described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Schedule of Transactions in response to Item 5(c)

## Signatures
- Conifer Management, L.L.C.: /s/ Gregory Alexander, Gregory Alexander, Managing Member (08/20/2026)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.